Exhibit 2.1

Execution Copy

AMENDMENT NO. 2 TO

UNIT PURCHASE AGREEMENT

This Amendment No. 2 to Unit Purchase Agreement (this “Amendment”) dated as of October 31, 2017 (the “Effective Date”) is entered into by and between PT Holdco, LLC, a Delaware limited liability company (“Buyer”), Presentation Technologies, LLC, a Delaware limited liability company (f/k/a Presentation Technologies, Inc., a Texas corporation) (the “Company”) and PT Intermediate, LLC, a Delaware limited liability company (“Seller”).  Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in that certain Unit Purchase Agreement dated July 25, 2017, by and among Buyer, Company, Monroe Jost (“Monroe”), Kevin Jost (“Kevin”) and Todd Jost (“Todd,” and together with Monroe and Kevin, the “Seller Parties”), Seller and Presentation Technologies Holdings, Inc., a Delaware corporation (“Parent”), as amended by that certain Amendment No. 1 to Unit Purchase Agreement, dated September 14, 2017 (the “Unit Purchase Agreement”).  Buyer, Company, Seller Parties, Seller and Parent are collectively referred to herein as “Parties”, and each individually as a “Party.”

Recitals:

WHEREAS, the Parties have entered into discussions regarding the terms of the Unit Purchase Agreement, and desire to amend the Unit Purchase Agreement to, among other things, amend the purchase price for which the Buyer will purchase the Company from the Seller, grant the Seller an earn-out, extend the outside closing date, and modify and add certain defined terms related thereto;

WHEREAS, Section 9.1 of the Unit Purchase Agreement provides that any term of the Unit Purchase Agreement may be amended with the written consent of Buyer, Company and Seller (on behalf of Seller Parties); and

WHEREAS, the Parties desire to leave all other terms of the Unit Purchase Agreement not expressly modified herein unchanged.

Agreement:

In consideration of the mutual promises and covenants contained in this Amendment, the Parties hereby agree to amend the Unit Purchase Agreement as follows:

1.              The definition of Current Liabilities in Section 1.1 is hereby amended by adding the following phrase to the first sentence thereof directly after “Indebtedness”: “and all Retained Indebtedness.”

2.              The definition of Final Cash Purchase Price in Section 1.1 is hereby amended by deleting $21,875,000.00 in clause (i) and replacing it with $17,676,022.41.

3.              The definition of Initial Cash Purchase Price in Section 1.1 is hereby amended by deleting $21,875,000.00 in clause (i) and replacing it with $17,676,022.41.

4.              Section 1.1 is hereby amended by replacing or adding the following definitions, as applicable, with the following:

a.              “Additional Purchase Price” means any payments or other consideration, other than the Final Cash Purchase Price and the Ashford Common Stock Consideration, given by or on behalf of the Buyer to the Seller as consideration for the sale of the Purchased Units, including the Earn-Out Amount.

b.              “Cash Overage” has the meaning set forth in Section 2.4(e).

c.               “Earn-Out Amount” means an amount up to $2,900,000.00, as determined in accordance with Section 2.4(d).

d.              “Earn-Out Period” means January 1, 2018 through June 30, 2019.

e.               “EBITDA” means with respect to the Acquired Companies as calculated on a consolidated basis in accordance with GAAP, and as to any applicable period of determination, (i) the net income of the Acquired Companies for such period before deduction for interest expense, expense for income taxes (and for other taxes of such the Acquired Companies) and the amount of depreciation and amortization expense of the Acquired Companies, plus (ii) (A) Transaction Costs (defined in Section 6.7), (B) amortization of hotel and convention signing fees during the Earn-Out Period, (C) expense attributable to stock, stock options or other equity instruments issued by the Company to the Company’s management and/or key employees and (D) those items listed on Schedule 6.7 attached hereto. For the avoidance of doubt, this definition of EBITDA is intended to be consistent with the definition of Adjusted EBITDA as reported in the Buyer’s required earnings releases furnished to the Securities and Exchange Commission except as specifically provided herein. For the avoidance of doubt, the calculation of EBITDA shall exclude non-recurring gains and losses and unrealized gains and losses, including such gains and losses arising from the sales of assets, foreign currency transactions and other non-cash items including without limitation, non-cash impairment charges, any changes in the fair market value of any interest rate or foreign currency hedging transaction or contingent consideration.

f.                “EBITDA Peak” means the highest Three Month Average EBITDA calculated during the Earn-Out Period.

g.               “Retained Indebtedness” shall mean those items described on Schedule 1.1.

h.              “Three Month Average EBITDA” shall mean the average TTM EBITDA over a consecutive three-month period.

i.                  “TTM EBITDA” means, for any given month, the EBITDA of the Company over the trailing 12-month period, calculated as of the last day of the month.

5.              Section 2.2 is hereby amended deleted in its entirety and replaced with the following

“2.2                         Purchase Price.  The aggregate consideration (to be delivered in the manner described in Sections 2.5(f) and 2.4(d)) for the Purchased Units (the “Aggregate Purchase Price”) shall be an aggregate amount equal to (i) the Initial Cash Purchase Price (which may be paid with proceeds from the Acquisition Loan Agreement), (ii) the delivery of the Ashford Common Stock Consideration and (iii) the Earn-Out Amount, if any.  The Initial Cash Purchase Price shall be subject to adjustment pursuant to Section 2.4.  The Earn-Out Amount shall be determined and paid in accordance with Section 2.4(d).  On the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Closing Estimate Statement”) setting forth Seller’s good faith estimate of the following with respect to the Company (and its Subsidiaries): (i) Working Capital (the “Estimated Working Capital”), (ii) the aggregate amount of Indebtedness as of immediately prior to the Closing (the “Estimated Indebtedness”) and (iii) the aggregate amount of Foreign Withholding Amounts (the “Estimated Foreign Withholding Amounts”.)”

6.              The following subsections (d) and (e) are hereby added to the end of Section 2.4:

“(d)                           During the Earn-Out Period, the Company shall determine on a monthly basis within fifteen (15) days after the end of each month and deliver to Seller a written statement of the TTM EBITDA. For each three-month period beginning January 1, 2018, and each month thereafter the Company shall determine and deliver to Seller a written statement of the Three Month Average EBITDA. The procedural provisions of Section 2.4(b) shall govern the delivery and review of all EBITDA related calculations and any dispute regarding any such calculations. In the event the Three Month Average EBITDA equals or exceeds $6,000,000.00 at any time during the Earn-Out Period, the Buyer shall pay or cause the Company to pay to Seller as Additional Purchase Price the sum of $2,900,000.00, such payment to be made within thirty (30) days of the final agreed calculation of Three Month Average EBITDA. Following the expiration of the Earn-Out Period and the determination of the EBITDA Peak, in the event the EBITDA Peak during the Earn-Out Period is less than $6,000,000.00 but more than $4,500,000, the Buyer shall pay or cause the Company to pay to Seller as Additional Purchase Price an amount equal to the number determined by multiplying $2,900,000.00 by a fraction, (i) the numerator of which is EBITDA Peak minus $4,500,000.00 and (ii) the denominator of which is $1,500,000.00. For illustrative purposes only, in the event the EBITDA Peak is $5,500,000.00, the Buyer shall pay or cause the Company to pay to Seller $1,933,333.00 ($2,900,000.00 times the difference between $5,500,000.00 and $4,500,000.00, divided by $1,500,000, or 66.67%). The amount owed to the Seller under this Section 2.4(d) is the “Earn-Out Amount.”

(e)                                  The Final Cash Purchase Price and Earn-Out Amount, if any, shall be paid, in the discretion of Buyer, with a combination of funds contributed by Buyer and proceeds from the Acquisition Loan Agreement; provided, in no event shall Buyer be required to contribute more than $11,000,000 of its own funds towards the payment of the Final Cash Purchase Price and Earn-Out Amount, if any.  The amount by which the Final Cash Purchase Price plus Earn-Out Amount, if any, exceeds $11,000,000.00 (any such amount, the “Cash Overage”) shall be paid, to the extent available, with debt proceeds obtained from additional borrowings under the Acquisition Loan Agreement. Buyer shall use its commercially reasonable efforts to cause the Company to obtain such additional borrowings, such commercially reasonable efforts to include payment of customary fees to the lender.  In the event the Company is unable to obtain debt proceeds to pay the full amount of the Cash Overage, Buyer and Seller shall amend the terms of the LLC Agreement to provide for a preferential distribution to Seller of the full amount of the Cash Overage not paid with debt proceeds, such preferential distribution to be made after any required tax distributions and before any other distribution to the members of the Company. The Company shall use commercially reasonable efforts to obtain lender’s consent under the Acquisition Loan Agreement for the preferential distribution described in the aforementioned sentence, such commercially reasonable efforts to include payment of customary fees to the lender. In the event lender’s consent to such preferential distribution is not obtained, no distributions to the members of the Company shall be made other than required tax distributions until the Earn-Out Amount is paid in full.”

7.              Section 2.6(i) is hereby amended by deleting $12,000,000 and replacing it with $10,000,000.

8.              Section 2.6(r) shall be deleted in its entirety and replaced with the following:  “[Reserved]”.

9.              Section 2.6(u)(ii) shall be deleted in its entirety and replaced with the following: “an assignment and assumption agreement transferring the Units being sold by Seller hereunder, free and clear of all Liens.”

10.       Section 2.6(u)(xviii) shall be deleted in its entirety and replaced with the following:  “[Reserved]”.

11.       The following Section is hereby added to the end of ARTICLE VI:

“6.7                         Determination of EBITDA.  The Parties agree that EBITDA shall (i) exclude transaction expenses associated with the Closing of this Agreement, including costs associated with the Acquisition Loan Agreement and any incremental costs associated with an increase in the amounts financed under such agreement where the proceeds are used to pay the Final Cash Purchase Price and Earn-Out Amount (“Transaction Costs”), and (ii) exclude any non-customary measures to increase or decrease EBITDA. Subject to the terms of the LLC Agreement, Buyer shall have the primary discretion with regard to matters relating to operation of the Company; provided, Buyer and the Seller Parties shall operate the Company in good faith and in a commercially reasonable manner and shall not knowingly or intentionally, in the operation of the Company, (i) take any action, or cause any action to be taken, the primary purpose of which is to shift any Company-related revenues or expenses to or from an Affiliate of the Company or shift any Company-related revenues or expenses into or out of any fiscal year from periods in which such revenues or expenses would otherwise be recognized in accordance with the Accounting Principles, (ii) allocate any corporate overhead expenses of Buyer or any Affiliate of Buyer to the Company (other than, for the avoidance of doubt, allocations of third party fees and expenses for goods and services procured or arranged by Buyer or any of its Affiliates that cover, are for the benefit or use of or otherwise apply to the Company, such as insurance policies, tax services and other goods and services that involve payment to third parties) or (iii) take any actions in bad faith, in the case of each of clauses (i), (ii) and (iii), with the intent and effect of artificially avoiding, reducing or increasing the Earn-Out Amount, if any, hereunder by such actions.  In the event Buyer operates any businesses other than the business of the Company out of the Company’s principal place of business, a proportionate share of Buyer’s corporate overhead expense will be allocated to such other businesses.”

12.       The following Section is hereby added to ARTICLE VII:

“7.15                  Post-Closing Operations.  From the Closing Date until the end of the Earn-Out Period, the Parties agree to support and continue the operation of the Company in a manner reasonably intended to foster revenue growth of the Company; provided, however, Buyer shall have no obligation to operate the Company in order to achieve or maximize the payment of the Earn-Out Amount.”

13.       The following Section is hereby added to ARTICLE VII:

“7.16  Termination of Guarantees.  Seller and Seller Parties hereby agree that they will cause to be released or terminated those certain guarantees of the Acquired Companies listed on Schedule 7.16 and provide confirmation of such releases or terminations to the Buyer on or before the date that is 30 days after the Closing Date.”

14.       The following Section is hereby added to the end of ARTICLE VII:

“7.17  Tax Withholding Account. The Parties agree that, following receipt from Buyer, the Company will withhold $1,065,008 of proceeds from the Initial Cash Purchase Price deliverable to Seller (the “Tax Withholdings”) for the sole purpose of satisfying Liabilities of J & S Audio Visual Communications, LLC, J&S Audio Visual DR and J&S Audiovisual Mexico for Taxes accrued but not paid as of the Closing Date (the “Accrued Tax Liabilities”).  Within 5 Business Days after the Closing Date, the Company will create a dedicated bank account in which it will promptly deposit the full amount of the Tax Withholdings, and agrees that such bank account will house solely the Tax Withholdings and no other funds. The Company and the Buyer agree that the Company will use the Tax Withholdings solely for the purpose of paying when accrued and due the Accrued Tax Liabilities and for no other purpose.  The Company agrees to pay the Accrued Tax Liabilities promptly when due (or, if any Accrued Tax Liabilities are due as of or prior to the Closing, promptly following the Closing), and shall provide Seller and Seller Parties at least 48 hours prior written notice of any such payment.  Seller and Seller Parties shall be permitted to contest any such taxes in accordance with Section 7.3, and if Seller or Seller Parties notify the Company of their intent to contest any such taxes, the Company shall pay the amount of the Tax not being contested, and shall pay the remainder of the Tax when the Tax Contest is complete.  The Seller and Seller Parties shall have reasonable audit rights to review bank statements of such bank account promptly following any request by the Seller or any Seller Party.  Following payment in full of the Accrued Tax Liabilities, the Company will promptly remit to the Seller any remaining funds constituting Tax Withholdings.  The Company shall be liable to the Sellers for any penalties, fees or other damages incurred by the Seller or Seller Parties resulting from the Company’s failure to comply with this Section 7.17, and any such amount shall not be considered Tax Withholdings.”

15.       Section 8.1(c) of the Unit Purchase Agreement is hereby deleted and replaced in its entirety with the following paragraph:

“(c)                            by either Seller or Buyer, if the Closing shall not have occurred on or before November 13, 2017 (the “Outside Date”); provided, that the right to terminate this Agreement under this ARTICLE VIII shall not be available (i) to Buyer, if the failure of Buyer to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date, or (ii) to Seller, if the failure by Seller or a Seller Party to fulfill any obligation under this Agreement shall have been the cause of the failure of the Closing to occur on or prior to such date.  Notwithstanding the foregoing, the Parties shall use commercially reasonable efforts to cause the Closing to occur on or before November 1.”

16.       The list of Schedules on pages iii and iv is hereby deleted and replaced in its entirety with the list of Schedules attached hereto.

17.       Schedule D is hereby deleted and replaced in its entirety with Schedule D attached hereto.

18.       Schedule 6.7 attached hereto is hereby added as Schedule 6.7 to the Unit Purchase Agreement.

19.       Schedule 7.3(i) is hereby deleted and replaced in its entirety with Schedule 7.3(i) attached hereto.

20.       Schedule 7.16 attached hereto is hereby added as Schedule 7.16 to the Unit Purchase Agreement

21.       Solely for the purposes of Closing, Buyer hereby waives (i) the closing condition set forth in Section 2.6(s) of the Unit Purchase Agreement, (ii) the closing deliveries of Seller set forth in Section 2.6(u)(xix), Section 2.6(u)(xx) and Section 2.6(u)(xxi) of the Unit Purchase Agreement and (iii) the closing delivery under Section 2.6(u)(iv) requiring the delivery of good standing certificates from the foreign jurisdictions listed on Schedule 3.1.  The Parties hereby acknowledge and agree that (i) the closing deliveries required by Section 2.6(u)(xix), Section 2.6(u)(xx) and Section 2.6(u)(xxi) of the Unit Purchase Agreement shall be delivered promptly following the Closing and (ii) the covenants relating to TAV set forth in Section 7.11 of the Unit Purchase Agreement, except for Section 7.11(e), shall remain in full force and effect and any breach thereof shall be subject to indemnification claims pursuant to Section 7.2 of the Unit Purchase Agreement.

22.       The Seller Parties hereby agree that they shall be responsible and have the obligation, at their own expense, for causing the Company to register and qualify to do business as a foreign entity in every jurisdiction in which the character of its properties or the nature of its activities require it to be so qualified, including without limitation those jurisdictions set forth on Schedule 3.1 of the Unit Purchase Agreement.

23.       All other terms of the Unit Purchase Agreement shall remain unchanged.

24.       Each Party shall pay all of its own costs and expenses (including attorneys’, accountants’ and investment bankers’ fees and other out-of-pocket expenses) in connection with the negotiation and execution of this Amendment.

25.       This Amendment may be executed in any number of counterparts, each of which shall be enforceable against the parties actually executing such counterparts, and all of which together shall constitute one instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the parties to this Amendment have executed this Amendment as of the Effective Date.

BUYER:

PT HOLDCO, LLC

By: Ashford Hospitality Services, LLC
(f/k/a AHA Service Management, LLC), Manager

By: Ashford Advisors, Inc., its sole member

By:	/s/ David Brooks
Name:	David Brooks
Title:	Chief Operating Officer

[Signature Page to Amendment No.1 to Series A Preferred Stock Purchase Agreement]

COMPANY:

PRESENTATION TECHNOLOGIES LLC

By:	/s/ Monroe Jost
Name:	Monroe Jost
Title:	Chief Executive Officer

SELLER:
(on behalf of itself and the Seller Parties)

PT INTERMEDIATE, LLC

By:	/s/ Monroe Jost
Name:	Monroe Jost
Title:	Chief Executive Officer

[Signature Page to Amendment No.1 to Series A Preferred Stock Purchase Agreement]